SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                   Hvide Marine Incorporated
- ---------------------------------------------------------------

                           (Name of Issuer)

       Class A Common Stock, Par Value $0.001 Per Share
- ---------------------------------------------------------------
                (Title of Class of Securities)

                          448515 10 6
         --------------------------------------------
                        (CUSIP Number)


     Daniel V. Cahillane                      J. Erik Hvide
Clipper Capital Associates, L.P.       Hvide Marine, Incorporated
     12 East 49th Street                   2200 Eller Drive
    New York, NY 10017                 Fort Lauderdale, FL 33116
     (212) 715-5742                        (954) 524-4200

- ------------------------------------------------------------------

(Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications)

                      September 12, 1996
        -----------------------------------------------
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement.|X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))






                         Page 1 of 13 Pages

                            SCHEDULE 13D

CUSIP No. 448515 10 6

- --------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Clipper Capital Associates, Inc.
- --------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------
  3     SEC USE ONLY
- --------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
- --------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ---------------------------------------------------------------------
             NUMBER OF                       SOLE VOTING POWER
               SHARES                    7   -0-
            BENEFICIALLY             --------------------------------
           OWNED BY EACH                 8   SHARED VOTING POWER
             REPORTING                       3,804,508**
            PERSON WITH              --------------------------------
                                         9   SOLE DISPOSITIVE POWER
                                             1,870,320**
                                     --------------------------------
                                        10   SHARED DISPOSITIVE POWER
                                             -0-
- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,804,508**
- ----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            [ ]
- ----------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        34.4%**
- ----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO
- ----------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

            **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
           "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"







                         Page 2 of 13 Pages

                            SCHEDULE 13D


CUSIP No. 448515 10 6

- --------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Erik Hvide
- --------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------
  3     SEC USE ONLY
- --------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        IN
- --------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
- --------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ---------------------------------------------------------------------
             NUMBER OF                        SOLE VOTING POWER
               SHARES                    7    -0-
            BENEFICIALLY             --------------------------------
           OWNED BY EACH                 8    SHARED VOTING POWER
             REPORTING                        3,804,508**
            PERSON WITH              --------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              206,509**
                                     ---------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              -0-
- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,804,508**
- ----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            [ ]
- ----------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        34.4%**
- ----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        00
- ----------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

            **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
           "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"


                         Page 3 of 13 Pages

                            SCHEDULE 13D



CUSIP No. 448515 10 6

- --------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Erik Hvide, as trustee of the Hvide Trust I (See Item 2)
- --------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------
  3     SEC USE ONLY
- --------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
- --------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ---------------------------------------------------------------------
             NUMBER OF                        SOLE VOTING POWER
               SHARES                    7    -0-
            BENEFICIALLY             --------------------------------
           OWNED BY EACH                 8    SHARED VOTING POWER
             REPORTING                        3,804,508**
            PERSON WITH              --------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              1,454,383**
                                     ---------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              -0-
- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,804,508**
- ----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            [ ]
- ----------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        34.4%**
- ----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        00
- ----------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

            **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
           "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"



                         Page 4 of 13 Pages

                                     SCHEDULE 13D


CUSIP No. 448515 10 6

- --------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Erik Hvide, as trustee of the Hvide Trust II (See Item 2).
- --------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------
  3     SEC USE ONLY
- --------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
- --------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ---------------------------------------------------------------------
             NUMBER OF                        SOLE VOTING POWER
               SHARES                    7    -0-
            BENEFICIALLY             --------------------------------
           OWNED BY EACH                 8    SHARED VOTING POWER
             REPORTING                        3,804,508**
            PERSON WITH              --------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              110,215**
                                     ---------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              -0-
- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,804,508**
- ----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            [ ]
- ----------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        34.4%**
- ----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        00
- ----------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

            **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
           "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"




                         Page 5 of 13 Pages

                                     SCHEDULE 13D


CUSIP No. 448515 10 6

- --------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Life Insurance Company
- --------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------
  3     SEC USE ONLY
- --------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
- --------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
- ---------------------------------------------------------------------
             NUMBER OF                        SOLE VOTING POWER
               SHARES                    7    -0-
            BENEFICIALLY             --------------------------------
           OWNED BY EACH                 8    SHARED VOTING POWER
             REPORTING                        3,804,508**
            PERSON WITH              --------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              71,820**
                                     ---------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              -0-
- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,804,508**
- ----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            [ ]
- ----------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        34.4%**
- ----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IC
- ----------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

            **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
           "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"




                         Page 6 of 13 Pages

                                     SCHEDULE 13D


CUSIP No. 448515 10 6

- --------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        OGP II, L.P.
- --------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                             (b) [ ]
- --------------------------------------------------------------------
  3     SEC USE ONLY
- --------------------------------------------------------------------
  4     SOURCE OF FUNDS*
        OO
- --------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
- --------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
- ---------------------------------------------------------------------
             NUMBER OF                        SOLE VOTING POWER
               SHARES                    7    -0-
            BENEFICIALLY             --------------------------------
           OWNED BY EACH                 8    SHARED VOTING POWER
             REPORTING                        3,804,508**
            PERSON WITH              --------------------------------
                                         9    SOLE DISPOSITIVE POWER
                                              67,596**
                                     ---------------------------------
                                        10    SHARED DISPOSITIVE POWER
                                              -0-
- ----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,804,508**
- ----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            [ ]
- ----------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        34.4%**
- ----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN
- ----------------------------------------------------------------------

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

            **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
           "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"




                         Page 7 of 13 Pages

Item 1. Security and Issuer.

        This Statement relates to the Class A common stock, par value $0.001 per share (the "Class A Common Stock"), and the Class B Common Stock, par value $0.001 per share (the "Class B Common Stock", and collectively with the Class A Common Stock, the "Common Stock"), of Hvide Marine Incorporated, a Florida corporation (the "Company"). The Class A Common Stock and the Class B Common Stock vote together on all matters submitted to a vote of shareholders. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. Shares of Class B Common Stock are freely convertible into shares of Class A Common Stock on a one-for-one basis.

          The Company's principal executive offices are located at 2200 Eller Drive, Fort Lauderdale, Florida 33316.

Item 2. Identity and Background.

        Pursuant to Rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by (i) Clipper Capital Associates, Inc. ("Clipper"); (ii) OGP II, L.P. ("Olympus"); (iii) Metropolitan Life Insurance Company ("Met"); (iv) Mr. J. Erik Hvide;
(v) J. Erik Hvide, as trustee of that certain trust created by the Declaration of Trust dated June 23, 1978, for Elsa Hvide and the others named therein ("Hvide Trust I"); and (vi) J. Erik Hvide as trustee of that certain trust created by the Declaration of Trust dated June 23, 1978 for Elsa Hvide Sowrey and the others named therein ("Hvide Trust II"). The foregoing entities are hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing pursuant to Rule 13d-1(f)(1).

        Clipper is a Delaware corporation with its principal executive offices located at 12 East 49th Street, New York, New York 10017. At present, the business of Clipper consists of performing the function of, and serving as, the general partner of Clipper Capital Associates, L.P. ("Clipper L.P."), which in turn is the general partner of certain private investment funds. Clipper L.P. directly owns certain of the shares of Common Stock and is the general partner of certain limited partnerships (collectively with Clipper L.P., the "Clipper Partnerships"), including Clipper/Merchant HMI, L.P. , Clipper/Merban, L.P., Clipper/Hercules L.P. and Clipper/Park HMI, L.P., each of which owns certain of the shares of Common Stock. Mr. Robert B. Calhoun, Jr., a U.S. citizen whose business address is the same as Clipper's, owns all of the outstanding stock of Clipper. The attached Schedule
I is a list of the directors and executive officers of Clipper; each of the named persons is a U.S. citizen.

        Met is a mutual insurance company with principal offices at 334 Madison Avenue, P.O. Box 633, Convent Station, NJ 07961-0633. Met principally provides life insurance and annuity products and pension, pension-related and investment-related services to individuals, corporations and other institutions Met and its insurance subsidiaries also provide nonmedical health, disability and property and casualty insurance. Through its noninsurance subsidiaries, Met also offers investment management and advisory services and commercial finance. The attached Schedule II is a list of the directors and executive officers of Met; each of the named persons is a U.S. citizen.

        Olympus is a Delaware limited partnership with its principal executive offices located at Metro Center, One Station Place, Stamford, CT 06902. At present, the business of Olympus consists of performing the function of, and serving as, the general partner of certain limited partnerships, including Olympus Growth Fund II, L.P., a private investment fund, which owns certain of the shares of Common Stock. Robert S. Morris, Louis J. Mischianti and James A Conroy are, through wholly-owned limited liability entities, the general partners of Olympus. Mssrs. Morris, Mischianti and Conroy are U.S. citizens whose business address is Olympus's offices.

        J. Erik Hvide is the president and chief executive officer of the Company. He is a U.S. citizen. He is also the successor trustee of Hvide Trust I and Hvide Trust II.







                          Page 8 of 13 Pages

        During the last five years, none of the Reporting Persons or, to the knowledge of any Reporting Person, any of the persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The information with respect to a particular Reporting Person and its executive officers, directors and controlling persons contained herein is given solely by such Reporting Person and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration.

        On September 12, 1996, pursuant to that certain Recapitalization Agreement dated August 8, 1996 (the "Recapitalization Agreement"), to which the Company and the Reporting Persons are parties, Clipper (as the general partner of Clipper L.P.) acquired beneficial ownership of 1,244,002 shares of Common Stock issued upon the conversion of $13,883,062 million aggregate principal amount of the Company's then-outstanding 8% Junior Subordinated Notes due 2014.

        On September 30, 1994, Clipper, Met and Olympus became the beneficial owners of the other shares of Common Stock described in
Item 5 as being beneficially owned by them in connection with the Company's issuance of $25,000,000 of 12% Senior Subordinated Notes due 2004 and $25,000,000 of 8% Junior Subordinated Notes due 2014.

Item 4. Purpose of Transaction.

        Although the Reporting Persons believe that the shares of Common Stock that they beneficially own are an attractive investment at this time, they continue to monitor and evaluate their investment in the Company in light of pertinent factors, including the following:
(i) the Company's business, operations, assets, financial condition and prospects, (ii) market, general economic and other conditions; and
(iii) other investment opportunities available to the Reporting Persons. In light of the foregoing factors, and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine to (i) acquire additional securities of the Company, (ii) dispose of some or all of the securities of the Company that they beneficially own, (iii) increase or decrease their participation in the determination of the Company's management and policies or (iv) propose a merger, consolidation, joint venture or other business combination involving the Company or its subsidiaries, a sale or purchase of assets or securities of the Company or its subsidiaries, a recapitalization, reorganization or liquidation involving the Company or its subsidiaries or other similar actions. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares of Common Stock by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Company to effect one or more of the transactions set forth above. In addition, the Reporting Persons may determine to increase their interest in the Company through one or more transactions in the open market.

        Except as described in Item 6 below, the Reporting Persons do not have either plans or proposals related to or that would result in:
(i) the acquisition by any person of additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Company or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding



                          Page 9 of 13 Pages
thereto or other actions that may impede the acquisition of control of the Company by any persons; (viii) causing the shares of Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the foregoing actions.

        For a description of certain contracts and agreements among the Company, the Reporting Persons and certain other stockholders of the Company, see Item 6.

Item 5. Interest in Securities of the Company.

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, Clipper may be deemed to beneficially own 3,804,508 shares of Common Stock, which constitutes approximately 34.4% of the outstanding shares of Common Stock. Clipper has sole voting power with respect to none of the shares of Common Stock; has shared voting power (as general partner of Clipper L.P.) with respect to 3,804,508 of the shares of Common Stock (constituting 82.6% of the total voting power of the Common Stock) as a result of the Agreement Among Shareholders dated August 14, 1996 (the "Shareholders Agreement") among the Clipper Partnerships, Met, Olympus Growth Fund II, L.P., J. Erik Hvide, the Hvide Trust I and Hvide Trust II; has sole dispositive power with respect to 1,870,320 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock. Pursuant to that certain Amended and Restated CSI Agreement dated August 14, 1996 (the "CSI Agreement"), between the Company and the Clipper Partnerships, the Company has agreed to issue additional shares of Common Stock to the Clipper Partnerships on June 10, 1997. Pursuant to the Shareholders Agreement,
J. Erik Hvide, Hvide Trust I and Hvide Trust II have agreed to contribute to the Company the number of shares of Common Stock the Company issues pursuant to the CSI Agreement.

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, Met may be deemed to beneficially own 3,804,508 shares of Common Stock, which constitutes approximately 34.4% of the outstanding shares of Common Stock. Met has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,804,508 of the shares of Common Stock (constituting 82.6% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 71,820 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, Olympus may be deemed to beneficially own 3,804,508 shares of Common Stock, which constitutes approximately 34.4% of the outstanding shares of Common Stock. Olympus has sole voting power with respect to none of the shares of Common Stock; has shared voting power (as general partner of Olympus Growth Fund II, L.P.) with respect to 3,804,508 of the shares of Common Stock (constituting 82.6% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 67,596 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, J. Erik Hvide may be deemed to beneficially own 3,804,508 shares of Common Stock, which constitutes approximately 34.4% of the outstanding shares of Common Stock. Mr. Hvide has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,804,508 of the shares of Common Stock (constituting 82.6% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 206,509 of the shares of



                          Page 10 of 13 Pages

Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, Hvide Trust I may be deemed to beneficially own 3,804,508 shares of Common Stock, which constitutes approximately 34.4% of the outstanding shares of Common Stock. Hvide Trust I has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,804,508 of the shares of Common Stock (constituting 82.6% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 1,454,383 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, Hvide Trust II may be deemed to beneficially own 3,804,508 shares of Common Stock, which constitutes approximately 34.4% of the outstanding shares of Common Stock. Hvide Trust II has sole voting power with respect to none of the shares of Common Stock; has shared voting power with respect to 3,804,508 of the shares of Common Stock (constituting 82.6% of the total voting power of the Common Stock) as a result of the Shareholders Agreement; has sole dispositive power with respect to 110,215 of the shares of Common Stock, subject to certain limitations under the Shareholders Agreement; and has shared dispositive power with respect to none of the shares of Common Stock.

        Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other
Reporting Person.

        There have been no transactions by the Reporting Persons in the shares of Common Stock during the past 60 days, other than as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        As noted in Item 5, the Clipper Partnerships, Met, Olympus, J. Erik Hvide, Hvide Trust I and Hvide Trust II are parties to the Shareholders Agreement, pursuant to which each of them has agreed to vote all shares of Common Stock owned by it to elect one, two or three nominees (as determined pursuant to the Shareholder Agreement) designated by Clipper L.P and eight nominees designated by J. Erik Hvide to the Company's board of directors. In addition, pursuant to the Shareholders Agreement (a) such persons have granted to each other certain rights of first refusal and certain rights of first opportunity with respect to the shares of Common Stock, (b) the Clipper Partnerships, Met and Olympus have agreed not to transfer any Class A Common Stock to any person that is not an Investor Shareholder (as defined) or a member of the Hvide Group (as defined), unless at the time of transfer such transferor owns no shares of Class B Common Stock, (c) the parties thereto agree not to transfer any Common Stock (unless in a registered public sale or pursuant to Rule 144 under the Securities Act of 1933) unless the transferee becomes a party to the Shareholders Agreement, (d) J. Erik Hvide, Hvide Trust I and Hvide Trust II agree not to transfer any Common Stock to a person that is not a U.S. citizen, (e) J. Erik Hvide, Hvide Trust I and Hvide Trust II agree to contribute to the Company a number of shares of Common Stock equal to the number of shares issued by the Company pursuant to the CSI Agreement, and (f) after the contribution referred to in clause (e) above, the Clipper Partnerships, Met and Olympus agree to convert shares of Class B Common Stock into shares of Class A Common Stock to the extent necessary to provide J. Erik Hvide, Hvide Trust I and Hvide Trust II with one vote more voting power than the Clipper Partnerships, Met and Olympus have at such time.

        On August 14, 1996, the Company completed the initial public offering of 7,000,000 shares of its Common Stock. On September 12, 1996, an additional 159,000 shares of the Common Stock were sold to the public in connection with the exercise of the Underwriters' over-allotment option. In connection therewith, all of the shares of Common Stock owned by the Reporting Persons became subject to lock-up agreements (the "Lock-up Agreements") restricting, subject to certain exceptions, the sale of such shares of Common Stock for a period of 180 (or, in the case of the Clipper Partnerships, 365 days) days after the commencement of the initial public offering.



                         Page 11 of 13 Pages

        The Company and the Clipper Partnerships are parties to that certain Amended and Restated Contingent Share Issuance Agreement dated August 14, 1996 (the "CSI Agreement"), pursuant to which the Company has agreed to issue additional shares of Common Stock to the Clipper Partnerships on June 10, 1997 (300 days after the closing of the initial public offering). Pursuant to the Shareholders Agreement, J. Erik Hvide, Hvide Trust I and Hvide Trust II have agreed to contribute to the Company the number of shares of Common Stock the Company issues pursuant to the CSI Agreement.

        The Company, the Clipper Partnerships, Met and Olympus are parties to that certain Registration Rights Agreement dated August 14, 1996 (the "Registration Rights Agreement"), pursuant to which the Company has granted certain registration rights with respect to the Common Stock owned by Clipper, Met and Olympus.

Item 7. Material to be Filed as Exhibits.

        The Shareholders Agreement is attached hereto as Exhibit A.

        The CSI Agreement is attached hereto as Exhibit B.

        The Registration Rights Agreement is attached hereto as Exhibit C.













                         Page 12 of 13 Pages

                              Signatures

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  September 20, 1996


                              CLIPPER CAPITAL ASSOCIATES, INC.,

                                by:  /s/ Daniel V. Calillane
                                   ------------------------------
                                   Name: Daniel V. Cahillane
                                   Title: Treasurer and Secretary


                              METROPOLITAN LIFE INSURANCE COMPANY,

                                by:  /s/ Michael J. Mazzola
                                   -------------------------------
                                   Name:  Michael J. Mazzola
                                   Title: Assistant Vice-President


                              OGP II, L.P., by its general partner
                              LJM, LLC,


                                by:  /s/ Louis J. Mischianti
                                   -------------------------------
                                   Name:  Louis J. Mischianti
                                   Title: Member


                                /s/ J. Erik Hvide
                              -----------------------------------
                              J. Erik Hvide


                              J. ERIK HVIDE, as trustee of the trust
                              created by the Declaration of Trust
                              dated June 23, 1978, for Elsa Hvide and
                              the others named therein,

                                by: /s/ J. Erik Hvide
                                   --------------------------
                                   Name: J. Erik Hvide
                                   Title: Trustee


                              J. ERIK HVIDE, as trustee of the trust
                              created by the Declaration of Trust
                              dated June 23, 1978, for Elsa Hvide
                              Sowrey and the others named therein,

                                by: /s/ J. Erik Hvide
                                   ---------------------------
                                   Name: J. Erik Hvide
                                   Title: Trustee







                          Page 13 of 13 Pages

                                                            Schedule I









                  Directors and Executive Officers of
                   Clipper Capital Associates, Inc.


Name                                    Business and Address

Daniel V. Cahillane                     Clipper Capital Associates
Robert B. Calhoun                       12 East 49th Street
                                        New York, NY 10017

                                                           Schedule II






                  Directors and Executive Officers of
                  Metropolitan Life Insurance Company


Executive Officers:

Harry P. Kamen         Gary A. Beller              C. Robert Henrikson
Chairman, President    Executive Vice-President    Executive Vice-President
and Chief Executive    and Chief Legal Officer
Officer

Ted Athanassiades      Robert H. Benmosche         John D. Moynahan, Jr.
Vice-Chairman of       Executive Vice-President    Executive Vice-President
the Board

Gerald Clark           Catherine A. Rein
Senior Executive       Executive Vice-President
Vice-President and
Chief Investment
Officer

Stewart G. Nagler      John H. Tweedie
Senior Executive       Executive Vice-President
Vice-President and
Chief Financial
Officer


Directors:

Allen E. Murray        Richard J. Mahoney          Curtis H. Barnette
Retired Chairman of    Chairman of the             Chairman of the
the Board and Chief    Executive Committee         Board and Chief
Executive Officer      Monsanto Company            Executive Officer
Mobil Corporation                                  Bethlehem Steel Corporation

John B. M. Place       James R. Houghton           Joan Ganz Cooney
Former Chairman of     Chairman of the Board and   Chairman,
the Board              Chief Executive Officer     Executive Committee
Crocker National       Corning Incorporated        Children's Television
Corporation                                        Workshop

William S. Sneath      Ted Athanassiades
Retired Chairman of    Vice-Chairman of
the Board              the Board
Union Carbide          Metropolitan Life
Corporation            Insurance Company


Robert G. Schwartz     Ruth J. Simmons, PH.D.      Harry P. Kamen
Retired Chairman of    President                   Chairman, President and
the Board              Smith College               Chief Executive Officer
President and Chief                                Metropolitan Life
Executive Officer                                  Insurance Company
Metropolitan Life
Insurance Company


Hugh B. Price          Helene L. Kaplan           John J. Phelan, Jr.
President and Chief    Of Counsel                 Retired Chairman and
Executive Officer      Skadden, Arps, Slate,      Chief Executive Officer
National Urban         Meagher & Flom             New York Stock
League, Inc.                                      Exchange, Inc.